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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

	For the fiscal year ended	December 31, 2001

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to ________________ to ________________

Commission file number 333-86012

PHARMERICA, INC. 401(k) PROFIT SHARING PLAN (Full title of the plan)

AMERISOURCEBERGEN CORPORATION (Name of issuer of the securities held pursuant to the plan)

1300 Morris Drive, Suite 100, Chesterbrook, PA (Address of principal executive offices of issuer of securities)	19087-5594 (Zip Code)

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PHARMERICA, INC. 401(k) PROFIT SHARING PLAN

INDEX

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Report of Independent Certified Public Accountants

The Plan Sponsor
PharMerica, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statement of net assets available for benefits of the PharMerica, Inc. 401(k) Profit Sharing Plan as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Tampa, Florida
June 28, 2002

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Independent Auditors' Report

To the Plan Administrator of the
      PharMerica, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statement of net assets available for plan benefits of the PharMerica, Inc. 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2000. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Certified Public Accountants

Tampa, Florida
April 10, 2002

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PharMerica, Inc. 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,

	2001	2000

Assets
Cash	$58	$43,566

Investments, at fair value	47,638,409	45,781,873

Receivables:
Participant	266,603	-
Employer	29,655	637,805
Accrued interest and dividends	34,154	32,012

Total receivables	330,412	669,817

Total assets	47,968,879	46,495,256

Liabilities
Contributions refundable	454,450	203,622

Net assets available for benefits	$47,514,429	$46,291,634

See accompanying notes.

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PharMerica, Inc. 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2001

Additions:
Interest and dividend income	$1,105,247

Contributions:
Participants	6,982,372
Employer	784,049
Rollover contributions	261,329

8,027,750

Other	4,921

Total additions	9,137,918

Deductions:
Benefit payments and withdrawals	3,453,884
Net depreciation in fair value of investments	4,456,229
Administrative expenses	5,010

Total deductions	7,915,123

Net increase	1,222,795

Net assets available for benefits at beginning of year	46,291,634

Net assets available for benefits at end of year	$47,514,429

See accompanying notes.

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PharMerica, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements
December 31, 2001

1.	Plan Description and Significant Accounting Policies

The following brief description of the PharMerica, Inc. 401(k) Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

General

The Plan is sponsored by PharMerica, Inc. (the Company) and is intended to qualify as a salary reduction plan under Section 401(k) and as a qualified defined contribution plan under Section 401(a) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

All eligible employees of the Company, as defined, may elect to participate in the Plan, provided that such employees are not persons covered under a collective bargaining agreement and only upon completion of 90 days of service.

The Plan trustee, record keeper and asset custodian is Merrill Lynch Trust Company (Merrill Lynch).

Effective August 29, 2001, Bergen Brunswig Corporation (Bergen), the Company's parent, and AmeriSource Health Corporation (AmeriSource) merged to form AmerisourceBergen Corporation (AmerisourceBergen). In connection with the merger, Bergen stockholders, including Plan participants who invested their accounts in Bergen stock, received 0.37 of a share of AmerisourceBergen common stock for each Bergen common share. As a result of the merger, Bergen and AmeriSource became wholly owned subsidiaries of AmerisourceBergen and the stockholders of AmeriSource and Bergen became stockholders of AmerisourceBergen. AmeriSource and Bergen each maintain certain defined benefit, defined contribution and postretirement health plans. In connection with the merger integration, AmerisourceBergen is evaluating these benefit plans and will develop company-wide plans, which may involve replacement or merger of certain existing plans.

Funding Policy

Participants are entitled to defer 1% to 15% of their pretax compensation, as defined in the Plan, through contributions to the Plan subject to the limitations of the Internal Revenue Code. Participants are not allowed to make any other contributions to the Plan except for rollover contributions from other retirement plans.

Effective January 1, 2001, the Company contributes $0.25 for each $1.00 invested by the participant up to the participant's investment of 1% of the participant's compensation, as defined.

Contributions from participants are recorded when payroll deductions are made. Company contributions accrue to the Plan at the payroll deduction dates. Such amounts are remitted biweekly to Merrill Lynch for investment based on the investment options designated by the Plan's participants.

Vesting

Participants immediately vest in their own contributions plus actual earnings thereon.

Effective January 1, 2001, the Company implemented a cliff vesting scale. Employees who had completed at least three years of service, as defined, prior to January 1, 2001 became fully vested in the employer contributions plus actual earnings thereon. For participants with less than three years of service, as defined, prior to January 1, 2001, participants vest in the employer contributions plus actual earnings thereon over a period of five years. A Plan year during which an employee works at least 1,000 hours is counted as one year of vesting service. In the event of death or total or permanent disability of the participant or termination of the Plan, participants become fully vested in the employer contributions plus actual earnings thereon.

If a participant separates from service before vesting, the portion of the account attributable to employer contributions plus actual earnings thereon is not forfeited until the participant incurs a five-year break in service. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions.

Investments

Upon enrollment, a participant may direct participant and employer contributions to any of the Plan's fund options. Participants have direct, daily access to investment and account information (including change of investment direction, fund transfers and deferral percentage) through the Merrill Lynch Participant Service Center or through the Merrill Lynch Benefits OnLineSM website.

Investments in mutual funds, collective trust funds, and common stock are stated at fair value based on quoted prices in an active market. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investment transactions are recorded on a trade-date basis.

Participants may borrow against their interest in the Plan up to a maximum of the lesser of $50,000 or 50% of their vested account balance. The term of the loan may not exceed five years unless it qualifies as a home loan. Participant loans are collateralized by the vested balance in the participant's account and bear interest at a rate based on quotes received from a financial institution as chosen by the advisory committee. Foreclosure on defaulted participant loans does not occur until a distributable event, as defined, occurs. At December 31, 2001, participant loans are shown as separate investments of the Plan, with interest rates ranging from 5.75% to 10.50%, and are valued at their outstanding balances, which approximate fair value.

The Plan's exposure to credit loss in the event of nonperformance of investments managed by Merrill Lynch is limited to the carrying value of such instruments. The Plan's concentrations of credit risk and market risk are dictated by ERISA and the participants' investment preferences. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in risks in the near term would materially affect participant account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Other Liabilities

As of December 31, 2001 and 2000, the Plan was liable to refund excess employee contributions and earnings and matching contributions and earnings of several highly compensated employees in order to pass the Average Deferral Percentage test. The distributions totaled $454,450 and $203,622 at December 31, 2001 and 2000, respectively.

Investment Income

Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Withdrawals and Payments of Benefits

A participant's account, less any loans outstanding, is distributed in a lump sum upon retirement. Benefits are also payable upon a participant's termination, death or total or permanent disability, at the election of the participant or their beneficiary, in a lump sum. In addition, hardship withdrawals are permitted if certain criteria are met. Benefit distributions are recorded when paid.

Administrative Expenses

The majority of administrative expenses for the Plan are paid directly by the Company.

Plan Termination

The Company has the right at any time to terminate the Plan. Upon termination, the Plan's net assets available for benefits after Plan expenses will be distributed to each participant according to their vested account balance.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

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2.	Investments

	The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:
		December 31,

		2001	2000

	Merrill Lynch Equity Index Trust I	$16,350,178	$17,211,074
	Merrill Lynch Retirement Preservation Trust	7,253,267	5,962,280
	Merrill Lynch Global Allocation Fund A	10,116,337	9,249,314
	AIM Equity Constellation Fund	7,036,350	8,311,832
	Merrill Lynch BD Core Bond A	3,150,324	-

	For the year ended December 31, 2001, the Plan's investments, including gains and losses on investments purchased, sold, and held during the year, appreciated (depreciated) in value as follows:

	Mutual funds		$(2,559,956)
	Common collective trusts		(2,160,124)
	Common stock		263,851

			$(4,456,229)

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3.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 28, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter and a new determination letter has been requested. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

4.	Party-in-Interest Transactions

Certain Plan investments are shares of mutual and trust funds managed by Merrill Lynch, therefore, such transactions qualify as party-in-interest.

The Plan held investments in AmerisourceBergen securities (Bergen securities for 2000) with a fair value of $1,106,966 and $462,766 as of December 31, 2001 and 2000, respectively. Dividends of approximately $800 were received during the year ended December 31, 2001.

The Company paid the majority of the administrative expenses of the Plan for the year ended December 31, 2001.

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PharMerica, Inc. 401(k) Profit Sharing Plan

EIN: 74-2019242 Plan No.: 002
Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2001

(a)	(b) Identity of Issue	(c) Description of Investment	(e) Current Value

*	AmerisourceBergen Corporation	AmerisourceBergen Corporation Common Stock	$1,106,966

*	Merrill Lynch Trust Company	Merrill Lynch Equity Index Trust 1	16,350,178

*	Merrill Lynch Trust Company	Merrill Lynch Retirement Preservation Trust	7,253,267

*	Merrill Lynch Trust Company	Merrill Lynch Fundamental Growth Fund A	557,519

*	Merrill Lynch Trust Company	Merrill Lynch Global Allocation Fund A	10,116,337

	AIM	AIM Equity Constellation Fund	7,036,350

	Templeton	Templeton Foreign Fund	509,051

*	Merrill Lynch Trust Company	Merrill Lynch Balanced Capital Fund A	494,634

*	Merrill Lynch Trust Company	Merrill Lynch BD Core Bond A	3,150,324

*	Participants	Participant loans (interest rates from 5.75% to 10.50%)	1,063,783

			$47,638,409

*	Indicates a party-in-interest to the Plan. Note: Cost information has not been presented as all investments are participant directed.

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Signature

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PharMerica, Inc. 401(k) Profit Sharing Plan

By:	/s/	John M. Lanier

John M. Lanier Vice President, Controller PharMerica, Inc.

June 28, 2002